SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Keros Therapeutics, Inc.
(Name of Subject Company (Issuer))
Keros Therapeutics, Inc.
(Names of Filing Persons (Issuer and Offeror))
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
492327101
(CUSIP Number of Class of Securities)
Jasbir Seehra
Chief Executive Officer
Keros Therapeutics, Inc.
1050 Waltham Street, Suite 302
Lexington, Massachusetts 02421
Tel: (617) 314-6297
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Marc A. Recht Ryan S. Sansom Kevin Cooper William Roegge Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Esther Cho General Counsel Keros Therapeutics, Inc. 1050 Waltham Street, Suite 302 Lexington, Massachusetts 02421 (617) 314-6297	Gregory P. Rodgers Nathan Ajiashvili Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Keros Therapeutics, Inc., a Delaware corporation (the “Company”), to purchase for cash up to an aggregate of 10,950,165 shares of its common stock, par value $0.0001 per share, for an aggregate purchase price of up to $194.4 million, at a purchase price of $17.75 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2025 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in response to all of the items of this Schedule TO, as more particularly described below.
ITEM 1.
SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2.
SUBJECT COMPANY INFORMATION.

(a)
The name of the issuer is Keros Therapeutics, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 1050 Waltham Street, Suite 302, Lexington, Massachusetts 02421. The Company’s telephone number is (617) 314-6297.

(b)
The subject securities are shares of the Company’s common stock. As of October 17, 2025, there were 30,466,069 shares of the Company’s common stock outstanding. The information set forth under the heading “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)
The information about the trading market and price of the shares of the Company’s common stock set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

ITEM 3.
IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
The Company is the filing person. The Company’s business address and telephone number are set forth in Item 2(a) above. The names and business addresses of the directors and executive officers of the Company are as set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), and such information is incorporated herein by reference.

ITEM 4.
TERMS OF THE TRANSACTION.

(a)
The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•
“Summary Term Sheet”;

•
“Introduction”;

•
Section 1 (“Number of Shares; Proration”);

•
Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•
Section 3 (“Procedures for Tendering Shares”);

•
Section 4 (“Withdrawal Rights”);

•
Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•
Section 6 (“Conditional Tender of Shares”);

•
Section 7 (“Conditions of the Tender Offer”);

•
Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•
Section 14 (“Material U.S. Federal Income Tax Consequences”);

•
Section 15 (“Extension of the Tender Offer; Termination; Amendment”); and

•
Section 16 (“Fees and Expenses”).

(b)
The information regarding purchases from officers, directors and affiliates of the Company set forth in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) and (b)
The information regarding the purpose of the transaction set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

(c)
The information about any plans or proposals set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”) is incorporated herein by reference.

ITEM 7.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
The information regarding the source of funds set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)
None.

(c)
The information regarding expenses set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(d)
None.

ITEM 8.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)
The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9.
PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)
The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.
FINANCIAL STATEMENTS.

(a) and (b)
Not applicable.

ITEM 11.
ADDITIONAL INFORMATION.

(a)(1)
The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)
The information set forth in the Offer to Purchase under Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(a)(3)
The information set forth in the Offer to Purchase under Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(a)(4)
The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) is incorporated herein by reference.

(a)(5)
To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending. The information set forth in the Offer to Purchase under Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)
Not applicable.

(c)
The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a) (1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
ITEM 12.
EXHIBITS.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated October 20, 2025.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Summary Advertisement dated October 20, 2025.
(a)(5)(A)	Press Release dated October 15, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 15, 2025).
(a)(5)(B)*	Press Release dated October 20, 2025
(b)	Not Applicable.
(d)(1)	Form of Indemnity Agreement between the registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A filed on April 1, 2020).
(d)(2)	2017 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed on March 16, 2020).

Exhibit Number	Description
(d)(3)	Form of Stock Option Grant Notice and Option Agreement for the 2017 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on March 16, 2020).
(d)(4)	2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1/A filed on April 1, 2020).
(d)(5)	Forms of Stock Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement for the 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024).
(d)(6)	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1/A filed on April 1, 2020).
(d)(7)	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025).
(d)(8)	Offer Letter Agreement by and between the registrant and Jasbir Seehra, dated as of December 14, 2015 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on March 16, 2020).
(d)(9)	Exclusive Patent License Agreement by and between the registrant and The General Hospital Corporation, d/b/a Massachusetts General Hospital, or MGH, dated as of April 5, 2016, as amended by Amendment #1 by and between the registrant and The Brigham and Women’s Hospital, Inc. on May 12, 2017 and by Amendment #2 by and between the registrant and MGH on February 23, 2018 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 filed on March 16, 2020).
(d)(10)	License Agreement by and between the registrant and Hansoh (Shanghai) Healthtech Co., Ltd., dated as of December 12, 2021, as amended by Amendment No. 1 by and between the registrant and Hansoh (Shanghai) Healthtech Co., Ltd., dated as of February 10, 2022 (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021).
(d)(11)	Amendment No. 2, dated as of March 11, 2022, and Amendment No. 3, dated as of December 11, 2022, to License Agreement by and between the registrant and Hansoh (Shanghai) Healthtech Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022).
(d)(12)	Amendment No. 4 dated as of April 12, 2023, to License Agreement by and between the registrant and Hansoh (Shanghai) Healthtech Co., Ltd. (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023).
(d)(13)	Lease Agreement by and between the registrant and 128 Spring Street Lexington, LLC, dated March 20, 2017, as amended by the First Amendment to Lease Agreement by and between the registrant and 128 Spring Street Lexington, LLC, dated July 1, 2019 and by the Second Amendment to Lease Agreement by and between the registrant and 128 Spring Street Lexington, LLC, dated August 8, 2019 (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 filed on March 16, 2020).
(d)(14)	Third Amendment to Lease Agreement by and between the registrant and 99 Hayden LLC, dated August 4, 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021).
(d)(15)	Offer Letter Agreement by and between the registrant and Keith Regnante, dated as of February 7, 2020 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed on March 16, 2020).

Exhibit Number	Description
(d)(16)	Employment Agreement by and between the registrant and Jasbir Seehra, dated as of March 31, 2020, effective as of April 13, 2020 (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1/A filed on April 1, 2020).
(d)(17)	Employment Agreement by and between the registrant and Keith Regnante, dated as of March 31, 2020, effective as of April 13, 2020 (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1/A filed on April 1, 2020).
(d)(18)	First Amendment to the Employment Agreement by and between the registrant and Keith Regnante, dated as of January 1, 2022 (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021).
(d)(19)	Indenture of Lease by and between the registrant and Revolution Labs Owner, LLC, dated September 7, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).
(d)(20)	First Amendment to Lease, by and between the registrant and Revolution Labs Owner, LLC, dated January 6, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).
(d)(21)	Exclusive License Agreement by and between the registrant and Takeda Pharmaceuticals U.S.A., Inc., dated as of December 3, 2024 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024).
(d)(22)	Employment Agreement by and between Keros Therapeutics, Inc. and Lorena Lerner, dated as of August 6, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2025).
(d)(23)	Employment Agreement by and between Keros Therapeutics, Inc. and Esther Cho, dated as of August 6, 2025 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2025).
(d)(24)	Letter Agreement, dated April 17, 2025, by and between the Company and Pontifax (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2025).
(d)(25)	Rights Agreement, dated as of April 9, 2025 between Registrant and Computershare Trust Company, N.A., which includes the form of Certificate of Designation as Exhibit A, the form of Right Certificate as Exhibit B (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 10, 2025).
(d)(26)	Stock Purchase Agreement, dated as of October 15, 2025, by and between the Company and ADAR1 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 15, 2025).
(d)(27)	Stock Purchase Agreement, dated as of October 15, 2025, by and between the Company and Pontifax (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 15, 2025).
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*
Filed herewith

ITEM 13.
INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
KEROS THERAPEUTICS, INC.
Dated: October 20, 2025	By: /s/ Jasbir Seehra Jasbir Seehra Chief Executive Officer